SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               ODS NETWORKS, INC.
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    67082N109
                                    ---------
                                 (CUSIP Number)

                             Douglas E. Scott, Esq.
                    Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                                 (858) 826-7325
                    -----------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                              Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                               Tel: (858) 546-6000

                                JANUARY 19, 2000
                                ----------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

--------------------------------------------------------------------------------
CUSIP No. 67082N109
--------------------------------------------------------------------------------

 1   NAMES OF REPORTING PERSONS:  Science Applications International Corporation
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                     95-3630868

--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    N/A
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                         / /
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
--------------------------------------------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER                    None
     SHARES
  BENEFICIALLY
    OWNED BY            8    SHARED VOTING POWER                  3,168,000
      EACH
    REPORTING           9    SOLE DISPOSITIVE POWER               None
     PERSON
      WITH             10    SHARED DISPOSITIVE POWER             3,168,000
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                           3,168,000
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                               15.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 67082N109
--------------------------------------------------------------------------------
 1   NAMES OF REPORTING PERSONS:              SAIC Venture Capital Corporation
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                   88-0447177
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) [__]
                                                                      (b) [__]
--------------------------------------------------------------------------------
 3   SEC USE ONLY
--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    00
--------------------------------------------------------------------------------
 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                         [__]
--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION        Nevada
--------------------------------------------------------------------------------
    NUMBER OF           7    SOLE VOTING POWER                    None
     SHARES
  BENEFICIALLY
    OWNED BY            8    SHARED VOTING POWER                  3,168,000
      EACH
    REPORTING           9    SOLE DISPOSITIVE POWER               None
     PERSON
      WITH             10    SHARED DISPOSITIVE POWER             3,168,000
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
     EACH REPORTING PERSON                                           3,168,000
--------------------------------------------------------------------------------
 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [__]
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED
     BY AMOUNT IN ROW (11)                                               15.8%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                         -------------------------------

     The Reporting Persons, Science Applications International Corporation and SAIC Venture Capital Corporation, hereby amend and supplement the Schedule 13D filed by SAIC on October 2, 1998 (the "Original Statement") with regard to the common stock, $.01 par value per share ("Common Stock") of ODS Networks, Inc. (the "Issuer") for the purpose of amending Items 2, 3, 4, 5 and 6 of the Original Statement.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety to read as follows:

         (a)-(c) This Amendment No. 1 to Schedule 13D is being filed jointly by each of the following persons pursuant Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC ("SVCC").

         Since the initial filing on Schedule 13D by SAIC, SAIC acquired in October 1998 and November 1998 an aggregate of 68,000 shares of Common Stock of the Issuer in the open market. As of January 18, 2000, SAIC owned 1,668,000 shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock. On January 19, 2000, SAIC effected the transfer of the 1,668,000 shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution. SVCC's principal office is located at 3900 Paradise Road, Las Vegas, Nevada 89109. SVCC is a wholly owned venture capital investment subsidiary of SAIC. SAIC's principal office is located at 10260 Campus Point Drive, San Diego, California 92121. SAIC provides diversified professional and technical services and designs, develops and manufactures high-technology products.

         The following information with respect to each executive officer and director of SAIC and SVCC is set forth in Appendix A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) principal occupation or employment; and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business address of any such corporation or organization other than SAIC or SVCC for which such information is set forth above.

         (d)-(f) During the last five years, neither SAIC nor SVCC nor, to the best of their knowledge, any of the persons listed in Appendix A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of SAIC and SVCC, each of the individuals listed in Appendix A attached hereto is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Original Statement is hereby amended and restated in its entirety to read as follows:

         On January 19, 2000, SAIC effected the transfer of the 1,668,000 shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution.

ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Original Statement is hereby supplementally amended to add the following paragraph:

         On January 19, 2000, SAIC effected the transfer of the 1,668,000 shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

         (a) SVCC directly owns 1,668,000 shares of Common Stock and warrants to purchase 1,500,000 shares of Common Stock,* which together represent a total of 3,168,000 shares or approximately 15.8% of the Common Stock of the Issuer. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 1999, in which the Issuer stated that the number of shares of Common Stock outstanding was 18,596,401 (before giving effect to the 1,500,000 shares issuable upon the exercise of the warrants). For reporting purposes, SAIC may be deemed the beneficial owner of the 3,168,000 shares owned by SVCC.

         (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 3,168,000 shares of Common Stock.

         (c)      None.

         (d)      SVCC is a wholly owned subsidiary of SAIC.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Original Statement is hereby supplementally amended to add the following paragraph:

         SVCC is a wholly owned subsidiary of SAIC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement as to Joint Filing of Schedule 13D, dated as of
           January 19, 2000, between SAIC and SVCC.

------------------------
* SVCC has a right to acquire, pursuant to the warrants described in Items 3 and 4 of the Original Statement, up to 1,500,000 shares of Common Stock. Such shares are deemed to be beneficially owned by SVCC under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

SIGNATURE
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: January 19, 2000.

                                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                 By       /S/ DOUGLAS E. SCOTT
                                   --------------------------------------------
                                     Douglas E. Scott
                                     Senior Vice President and General Counsel



                                 SAIC VENTURE CAPITAL CORPORATION


                                 By     /S/ IRA J. MILLER
                                   --------------------------------------------
                                     Ira J. Miller
                                     President

                                   APPENDIX A

                        Directors and Executive Officers

         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications International Corporation ("SAIC"). To the knowledge of SAIC, each director listed below is a United States citizen.


                                                                            NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                                             OF CORPORATION OR OTHER ORGANIZATION
            NAME                          PRINCIPAL OCCUPATION                 IN WHICH EMPLOYMENT IS CONDUCTED
---------------------------    ---------------------------------------     ----------------------------------------
Sanjiv Ahuja                   President and Chief Operating Officer of    Telcordia Technologies, Inc.
                               Telcordia Technologies, Inc., a wholly      445 South St.
                               owned subsidiary of SAIC                    Morristown, NJ 07960

Duane P. Andrews               Corporate Executive Vice President and      1710 Goodrich Drive
                               Director of SAIC                            McLean, VA 22102

J. Robert Beyster              Chairman of the Board, Chief Executive      1241 Cave Street
                               Officer, President and Director of SAIC     La Jolla, CA 92037

David A. Cox                   Executive Vice President and Director of    4242 Campus Point Court
                               SAIC                                        San Diego, CA 92121

Wolfgang H. Demisch            Managing Director of Wasserstein Perella,   Wasserstein Perella
                               an investment bank                          31 West 52nd Street, 27th Floor
                                                                           New York, NY 10019

David W. Dorman                Chief Executive Officer of AT&T/BT Global   AT&T/BT Global Venture
                               Venture                                     Room 6120
                                                                           1200 Peachtree Street, NE
                                                                           Atlanta, GA 30339

Wayne A. Downing               Director of SAIC                            2860 S. Circle Drive, Suite GL10
                                                                           Colorado Springs, CO 80906

John E. Glancy                 Corporate Executive Vice President and      1241 Cave Street
                               Director of SAIC                            La Jolla, CA 92037

Bobby R. Inman                 Director of SAIC                            701 Brazos, Suite 500
                                                                           Austin, TX 78701

Anita K. Jones                 Professor, Dept. of Computer Science,       Department of Computer Science
                               University of Virginia                      Thornton Hall
                                                                           University of Virginia
                                                                           Charlottesville, VA 22903
Harry M. Jansen Kraemer,
Jr.                            President and Chief Executive Officer of    Baxter International, Inc.
                               Baxter International Inc., a health care    One Baxter Parkway
                               products, systems and services company      Deerfield, IL 60015

Claudine B. Malone             President of Financial Management           7570 Potomac Fall Road
                               Consulting, Inc., a consulting company      McLean, VA 22102


                                  Page 7 of 11

                                                                            NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                                             OF CORPORATION OR OTHER ORGANIZATION
            NAME                          PRINCIPAL OCCUPATION                 IN WHICH EMPLOYMENT IS CONDUCTED
---------------------------    ---------------------------------------     ----------------------------------------
Stephen D. Rockwood            Executive Vice President and Director of    16701 West Bernardo Drive
                               SAIC                                        San Diego, CA 92127

Louis A. Simpson               President and Chief Executive Officer,      Plaza Investment Managers, Inc.
                               Capital Operations of GEICO Corporation,    5951 La Sendita, Bldg. A
                               an insurance company                        Rancho Santa Fe, CA 92067

Richard C. Smith               Chief Executive Officer of Telcordia        445 South Street
                               Technologies, Inc., a wholly owned          Morristown, NJ 07960
                               subsidiary of SAIC

Edward A. Straker              Executive Vice President and Director of    11251 Roger Bacon Drive
                               SAIC                                        Reston, VA 20190

Monroe E. Trout                Director of SAIC                            9322 Norlake Circle
                                                                           Knoxville, TN 37922

Joseph P. Walkush              Sector Vice President and Director of SAIC  1241 Cave Street
                                                                           La Jolla, CA 92037

John H. Warner, Jr.            Corporate Executive Vice President and      10260 Campus Point Drive
                               Director of SAIC                            San Diego, CA 92121

Jasper A. Welch                President of Jasper Welch Associates, a     2129 Foothill Road
                               consulting firm                             Santa Fe, NM 87505

A. Thomas Young                Director of SAIC                            12921 Esworthy Road
                                                                           N. Potomac, MD 20878


         The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.

         NAME              TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
-----------------------    -----------------------------------------------------
Daniel W. Baldwin          Senior Vice President and Treasurer

J. Dennis Heipt            Executive Vice President, Chief Legal &
                           Administrative Officer and Corporate Secretary

Peter N. Pavlics           Senior Vice President and Controller

William A. Roper, Jr.      Executive Vice President and Chief Financial Officer
                           SAIC
                           1241 Cave Street
                           La Jolla, CA 92037

Robert A. Rosenberg        Executive Vice President
                           SAIC
                           1710 Goodridge Drive
                           McLean, VA 22102

Douglas E. Scott           Senior Vice President and General Counsel


         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC Venture Capital Corporation. ("SVCC"). To the knowledge of SVCC, each director listed below is a United States citizen.


                                                                            NAME, PRINCIPAL BUSINESS AND ADDRESS
                                                                             OF CORPORATION OR OTHER ORGANIZATION
            NAME                          PRINCIPAL OCCUPATION                 IN WHICH EMPLOYMENT IS CONDUCTED
---------------------------    ---------------------------------------     ----------------------------------------


J. Robert Beyster              Chairman of the Board, Chief Executive      1241 Cave Street
(Chairman)                     Officer, President and Director of SAIC     La Jolla, CA 92037

J. Dennis Heipt                Executive Vice President, Chief Legal &     10260 Campus Point Drive
                               Administrative Officer and Corporate        San Diego, California 92121
                               Secretary of SAIC

William A. Roper, Jr.          Executive Vice President and Chief          1241 Cave Street
                               Financial Officer of SAIC                   La Jolla, CA 92037

Douglas E. Scott               Senior Vice President and General           10260 Campus Point Drive
                               Counsel of SAIC                             San Diego, California 92121


         The following table sets forth the name, business address and title of each of the executive officers of SVCC, excluding executive officers who are also directors. To the knowledge of SVCC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each officer named below is c/o SAIC Venture Capital Corporation, 3900 Paradise Road, Las Vegas, Nevada 89109.


     NAME                TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
--------------------     -----------------------------------------------------

Ira J. Miller            President and Treasurer

                                    EXHIBIT A

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of ODS Networks, Inc. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 19, 2000



                            SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                            By     /S/ DOUGLAS E. SCOTT
                              -------------------------------------------------
                                 Douglas E. Scott
                                 Senior Vice President and General Counsel



                            SAIC VENTURE CAPITAL CORPORATION



                            By     /S/ IRA J. MILLER
                              -------------------------------------------------
                                 Ira J. Miller
                                 President